Pricing supplement no. 660
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 87-I dated July 10, 2007

Registration Statement No. 333-130051
Dated August 31, 2007
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $4,075,000 **Bearish Knock-Out Buffered Return Enhanced Notes Linked Inversely to the S&P 500® Index due December 4, 2008**

General

- The notes are designed for investors who seek **a return of four times any depreciation** of the S&P 500® Index up to the maximum total return on the notes of 49.00% at maturity. Investors should be willing to forgo interest and dividend payments, and if the Index appreciates, as compared to the Strike Level, by more than 10% on any trading day during the Monitoring Period, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 4, 2008[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on August 31, 2007 and are expected to settle on or about September 6, 2007.

Key Terms

Index:	The S&P 500® Index ("SPX") (the "Index")
Downside Leverage Factor:	4
Payment at Maturity:	If the Ending Index Level is ***less than the Strike Level***, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Change multiplied by 4, subject to a Maximum Total Return on the notes of 49.00%. For example, if the Index Change is more than 12.25%, you will receive the Maximum Total Return on the notes of 49.00%, which entitles you to a maximum payment at maturity of $1,490 for every $1,000 principal amount note that you hold. Accordingly, if the Index Change is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Index Change} \times 4)]$$

Your principal is protected against up to a 10% appreciation of the Index at maturity ***if a Knock-Out Event has not occurred***. If the Ending Index Level increases from the Strike Level and a Knock-Out Event has not occurred, you will receive the principal amount of your notes at maturity.

A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level has increased, as compared to the Strike Level, by more than the 10% Knock-Out Buffer Amount.

If the Ending Index Level is ***greater than the Strike Level and a Knock-Out Event has occurred***, you will lose 1% of the principal amount of your notes for every 1% that the Index appreciates beyond the Strike Level. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Change})]$$

Notwithstanding the foregoing, in no event will the final payment at maturity per $1,000 principal amount note be less than $0.

If the Ending Index Level increases from the Strike Level and a Knock-Out Event has occurred, the protection provided by the 10% Knock-Out Buffer Amount will terminate and you could lose some or all of your investment at maturity.

Monitoring Period:	The period from the pricing date to and including the Observation Date.
Knock-Out Buffer Amount:	10%
Index Change:	$\dfrac{\text{Strike Level (1500)} - \text{Ending Index Level}}{\text{Strike Level (1500)}}$
Strike Level:	Set equal to 1500, as determined on the pricing date in the sole discretion of the calculation agent. The Strike Level is **not** the regular official weekday closing level of the Index on the pricing date. Although the calculation agent will make all determinations and take all action in relation to establishing the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	December 1, 2008[†]
Maturity Date:	December 4, 2008[†]
CUSIP:	48123J4R7

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 87-I.

Investing in the Bearish Knock-Out Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 87-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$17.20	$982.80
Total	$4,075,000	$70,090	$4,004,910

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of approximately $17.20 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $12.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-23 of the accompanying product supplement no. 87-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 31, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 87-I dated July 10, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 87-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 87-I dated July 10, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002789/e27815_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance returns by multiplying the Index Change by the Downside Leverage Factor of 4, up to the Maximum Total Return on the notes of 49.00%, or $1,490 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against an increase in the Ending Index Level, as compared to the Strike Level, of up to 10%, if a Knock-Out Event has not occurred. If, on any trading day during the Monitoring Period, the Index closing level has increased, as compared to the Strike Level, by more than 10%, the protection provided by the 10% Knock-Out Buffer Amount will terminate and for every 1% increase of the Index beyond the Strike Level, you will lose an amount equal to 1% of the principal amount of your notes.
- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked inversely to the performance of the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 87-I.
- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 87-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 87-I dated July 10, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked inversely to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Change is positive or negative. If the Ending Index Level is greater than the Strike Level and a Knock-Out Event has occurred, the protection provided by the 10% Knock-Out Buffer Amount will terminate and for every 1% increase of the Index beyond the Strike Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your principal.
- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If the Index closing level on any trading day during the Monitoring Period has increased from the Strike Level by more than the 10% Knock-Out Buffer Amount, you will at maturity be fully exposed, on an inverse basis, to any appreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is greater than the Strike Level, you will lose 1% of the principal amount of your investment for every 1% increase in the Ending Index Level as compared to the Strike Level. You will be subject to this potential loss of principal even if the Index subsequently declines such that the Ending Index Level is less than, equal to or greater than the Strike Level by not more than 10%. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level is less than the Strike Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 49.00%, regardless of the depreciation in the Index, which may be significant.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Index;
    - the time to maturity of the notes;
    - whether a Knock-Out Event has occurred;
    - the dividend rate on the common stocks underlying the Index;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory or judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Strike Level of 1500, and reflect the Downside Leverage Factor of 4 and the Maximum Total Return on the notes of 49.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return (1)	Index Change	Note Total Return if Knock-Out Event Has Not Occurred (2)	Note Total Return if Knock-Out Event Has Occurred (3)
3150.00	110.00%	-110.00%	N/A	-100.00%
3000.00	100.00%	-100.00%	N/A	-100.00%
2700.00	80.00%	-80.00%	N/A	-80.00%
2475.00	65.00%	-65.00%	N/A	-65.00%
2250.00	50.00%	-50.00%	N/A	-50.00%
2100.00	40.00%	-40.00%	N/A	-40.00%
1950.00	30.00%	-30.00%	N/A	-30.00%
1800.00	20.00%	-20.00%	N/A	-20.00%
1650.00	10.00%	-10.00%	0.00%	-10.00%
1575.00	5.00%	-5.00%	0.00%	-5.00%
1500.00	0.00%	0.00%	0.00%	0.00%
1425.00	-5.00%	5.00%	20.00%	20.00%
1350.00	-10.00%	10.00%	40.00%	40.00%
1316.25	-12.25%	12.25%	49.00%	49.00%
1200.00	-20.00%	20.00%	49.00%	49.00%
1050.00	-30.00%	30.00%	49.00%	49.00%
900.00	-40.00%	40.00%	49.00%	49.00%
750.00	-50.00%	50.00%	49.00%	49.00%
600.00	-60.00%	60.00%	49.00%	49.00%
450.00	-70.00%	70.00%	49.00%	49.00%
300.00	-80.00%	80.00%	49.00%	49.00%
150.00	-90.00%	90.00%	49.00%	49.00%
0.00	-100.00%	100.00%	49.00%	49.00%

(1) The "Index Return" is equal to:

$$\frac{(\text{Ending Index Level} - \text{Strike Level})}{\text{Strike Level}}$$

Please note that your payment at maturity, if any, will *not* be based on the Index Return. Instead, your payment at maturity, if any, will be based on the Index Change and on whether a Knock-Out Event has occurred.

(2) The Index closing level is less than or equal to 1650 on each trading day during the Monitoring Period.

(3) The Index closing level is greater than 1650 on at least one trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index declines from the Strike Level of 1500 to an Ending Index Level of 1425. Because the Ending Index Level of 1425 is less than the Strike Level of 1500 and the Index Change of 5% multiplied by 4 does not exceed the Maximum Total Return of 49.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 4)] = \$1,200$$

Example 2: The level of the Index increases from the Strike Level of 1500 to an Ending Index Level of 1650 and a Knock-Out Event has not occurred. Because the Ending Index Level of 1650 is greater than the Strike Level of 1500 and the Index has not closed above 1650 on any trading day during the Monitoring Period, a Knock-Out Event has not occurred and the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index declines from the Strike Level of 1500 to an Ending Index Level of 1200. Because the Ending Index Level of 1200 is less than the Strike Level of 1500 and the Index Change of 20% multiplied by 4 exceeds the Maximum Total Return of 49.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,490 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index increases from the Strike Level of 1500 to an Ending Index Level of 1800. Because the Ending Index Level of 1800 is greater than the Strike Level of 1500 by more than the Knock-Out Buffer Amount of 10%, a Knock-Out Event has occurred and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Example 5: The level of the Index increases from the Strike Level of 1500 to an Ending Index Level of 1575 and a Knock-Out Event has occurred. Because the Ending Index Level of 1575 is greater than the Strike Level of 1500 and because the Index has closed above 1650 on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred and the investor receives a payment at maturity of $950 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -5\%) = \$950$$

Example 6: The level of the Index increases from the Strike Level of 1500 to an Ending Index Level of 3150. Because the Ending Index Level of 3150 is greater than the Strike Level of 1500 by more than the Knock-Out Buffer Amount of 10%, resulting in an Index Change of -110%, a Knock-Out Event has occurred, and because the final payment at maturity per $1,000 note may not be less than $0, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 4, 2002 through August 31, 2007. The Index closing level on August 31, 2007 was 1473.99. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date or on any trading day during the Monitoring Period. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

